                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -------------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)

                              (Amendment No. ___)*

             Meritage Hospitality Group Inc., a Michigan corporation
           ----------------------------------------------------------
                                (Name of Issuer)

                          Common Shares, $.01 par value
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   59000K 10 1
                           --------------------------
                                 (CUSIP Number)

                                 Robert E. Riley
                       c/o Meritage Hospitality Group Inc.
                        40 Pearl Street, N.W., Suite 900
                          Grand Rapids, Michigan 49503
                                 (616) 776-2600
           ----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                DECEMBER 19, 2000
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






                                Page 1 of 5 Pages

-------------------------                              -------------------------
CUSIP NO.  59000K 10 1            Schedule 13D            Page 2 of 5 Pages
-------------------------                              -------------------------



--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert E. Riley (###-##-####)

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a)  [ ]
                                                                    (b)  [X]

--------------------------------------------------------------------------------
   3     SEC USE ONLY


--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO TIME 2(d) OR 2(e)                                         [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States, State of Michigan
--------------------------------------------------------------------------------
                            7     SOLE VOTING POWER

                                    242,700
                         -------------------------------------------------------
   NUMBER OF SHARES         8     SHARED VOTING POWER
     BENEFICIALLY
                                        7,500
                         -------------------------------------------------------
     OWNED BY EACH          9     SOLE DISPOSITIVE POWER
 REPORTING PERSON WITH
                                    242,700
                         -------------------------------------------------------
                           10     SHARED DISPOSITIVE POWER

                                        7,500
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         250,200
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                               [ ]


--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common shares, $.01 par value per share, of Meritage Hospitality Group Inc. ("Meritage"), a Michigan corporation. Meritage's principal executive offices are located at 40 Pearl Street, N.W., Suite 900, Grand Rapids, Michigan 49503.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)   Robert E. Riley.

         (b) c/o Meritage Hospitality Group Inc., 40 Pearl Street, N.W., Suite 900, Grand Rapids, Michigan, 49503.

         (c)   Mr. Riley is the President of Meritage.

         (d) Mr. Riley, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Riley, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Riley being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f)   United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal funds were used to acquire the 250,200 common shares beneficially owned by Mr. Riley.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr.Riley acquired 250,200 common shares for investment purposes.
From time to time, Mr. Riley may acquire additional common shares, or dispose of such common shares.

         Other than as set forth above, Mr. Riley has no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of Meritage, or the disposition of securities of Meritage;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Meritage or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of Meritage or any of its subsidiaries;

         (d) any change in the present board of directors or management of Meritage, including any plans to change the number or term of directors or to fill any existing vacancies on the board;


                                Page 3 of 5 Pages

         (e) any material change in the present capitalization or dividend policy of Meritage;

         (f) any other material change in Meritage's business or corporate structure;

         (g) changes in Meritage's articles of incorporation or by-laws or other action which may impede the acquisition of control of Meritage by any person;

         (h) causing a class of securities of Meritage to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) a class of equity securities of Meritage becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)   any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Riley beneficially owns 250,200 common shares. See also page 2, nos. 11 and 13.

         (b) See page 2, nos. 7, 8, 9 and 10. The 7,500 shares listed under "Shared Voting Power" and "Shared Dispositive Power" are held by a trust for the benefit of Mr. Riley's spouse.

         (c)   In the past 60 days, the following transactions occurred:

               - on October 23, 2000, Mr. Riley acquired 500 common shares in a market transaction at a price of $1.938 per share;

               - on October 24, 2000, Mr. Riley acquired 500 common shares in a market transaction at a price of $1.938 per share;

               - on October 25, 2000, Mr. Riley acquired 500 common shares in a market transaction at a price of $2.125 per share;

               - on October 26, 2000, Mr. Riley acquired 500 common shares in a market transaction at a price of $2.063 per share;

               - on October 31, 2000, Mr. Riley acquired 500 common shares in a market transaction at a price of $2.063 per share;

               - on November 2, 2000, Mr. Riley acquired 500 common shares in a market transaction at a price of $2.125 per share;

               - on November 3, 2000, Mr. Riley acquired 500 common shares in a market transaction at a price of $2.125 per share;

               - on November 6, 2000, Mr. Riley acquired 500 common shares in a market transaction at a price of $1.875 per share;


                                Page 4 of 5 Pages

               - on November 10, 2000, Mr. Riley acquired 38,000 common shares in a market transaction at a price of $2.00 per share;

               - on November 28, 2000, a trust for the benefit of Mr. Riley's spouse acquired 500 common shares in a market transaction at a price of $2.00 per share;

               - on November 29, 2000, a trust for the benefit of Mr. Riley's spouse acquired 500 common shares in a market transaction at a price of $2.00 per share, and 5,500 common shares in a market transaction at a price of $2.125 per share; and

               - on December 19, 2000, Mr. Riley acquired 200,000 common shares from the Company in a private transaction. The purchase was authorized by the Board of Directors in connection with Mr. Riley's appointment as President of the Company. The shares were priced at $2.00 per share which was the closing market price on October 25, 2000, the date that the Board appointed Mr. Riley as President. Because the shares were not registered under the Securities Act of 1933, the shares are restricted.

         (d)   None.

         (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         None.


                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 28, 2000                           /s/ Robert E. Riley
                                                    -------------------
                                                    Robert E. Riley









                                Page 5 of 5 Pages